UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Andeavor Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

03350F106

(CUSIP Number)

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 03350F106

1	Names of reporting persons. Andeavor I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 95-0862768
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,620,925
	8	Shared voting power 111,287,659[1]
	9	Sole dispositive power 15,620,925[1]
	10	Shared dispositive power 111,287,659
11	Aggregate amount beneficially owned by each reporting person 126,908,584
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 58.7%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in Andeavor Logistics LP (the “Issuer”).
2.	Based upon approximately 216,116,255 common units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of October 30, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,219,002[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 8,219,002[1]
11	Aggregate amount beneficially owned by each reporting person 8,219,002[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.8%[2]
14	Type of reporting person OO

1.	Includes 151,021 Common Units held indirectly through the Reporting Person’s wholly-owned subsidiary Carson Cogeneration Company. The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 216,116,255 Common Units of the Issuer issued and outstanding as of October 30, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 571,065
	9	Sole dispositive power 0
	10	Shared dispositive power 571,065
11	Aggregate amount beneficially owned by each reporting person 571,065
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.3%[1]
14	Type of reporting person OO

1.	Based upon approximately 216,116,255 Common Units of the Issuer issued and outstanding as of October 30, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 87,644,050[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 87,644,050[1]
11	Aggregate amount beneficially owned by each reporting person 87,644,050[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 40.6%
14	Type of reporting person OO

1.	The Reporting Person, sole general partner of the Issuer, also owns the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 216,116,255 Common Units of the Issuer issued and outstanding as of October 30, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Refining, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 20-3472415
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,853,542
	9	Sole dispositive power 0
	10	Shared dispositive power 14,853,542
11	Aggregate amount beneficially owned by each reporting person 14,853,542
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.9%[1]
14	Type of reporting person CO

1.	Based upon approximately 216,116,255 Common Units of the Issuer issued and outstanding as of October 30, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Giant Industries, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0642718
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,853,542
	9	Sole dispositive power 0
	10	Shared dispositive power 14,853,542
11	Aggregate amount beneficially owned by each reporting person 14,853,542
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.9%[1]
14	Type of reporting person OO

1.	Based upon approximately 216,116,255 Common Units of the Issuer issued and outstanding as of October 30, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Acquisition Holdings, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 81-0866235
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,853,542
	9	Sole dispositive power 0
	10	Shared dispositive power 14,853,542
11	Aggregate amount beneficially owned by each reporting person 14,853,542
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.9%[1]
14	Type of reporting person OO

1.	Based upon approximately 216,116,255 Common Units of the Issuer issued and outstanding as of October 30, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Refining Southwest, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0218157
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,853,542
	9	Sole dispositive power 0
	10	Shared dispositive power 14,853,542
11	Aggregate amount beneficially owned by each reporting person 14,853,542
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.9%[1]
14	Type of reporting person OO

1.	Based upon approximately 216,116,255 Common Units of the Issuer issued and outstanding as of October 30, 2017, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 12 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Andeavor (“Andeavor”), Tesoro Refining & Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013, May 20, 2014, October 24, 2014, November 13, 2015, July 8, 2016, September 22, 2016, April 17, 2017, July 20, 2017, August 9, 2017, and August 14, 2017 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit 8.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and supplemented as follows:

(i)	Western Refining, Inc., a Delaware corporation (“Western”);

(ii)	Giant Industries, Inc., a Delaware corporation (“Giant”);

(iii)	Western Acquisition Holdings, LLC, a Delaware corporation (“WAH”); and

(iv)	Western Refining Southwest, Inc., an Arizona corporation (“WRSW” and, together with Andeavor, TRMC, Tesoro Alaska, General Partner, Western, Giant, WAH and WRSW, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Western is wholly owned by Andeavor, and owns 100% of the equity interests of Giant. Giant owns 100% of the equity interests of WAH, and WAH owns approximately 61.3% of the equity interests in WRSW. Giant owns approximately 38.7% of the equity interests of WRSW.

(b) The business address of Western, which also serves as its principal office, is 212 N. Clark St., El Paso, Texas 79905. The business address of Giant, WAH and WRSW, which also serves as their respective principal offices, is 1250 W. Washington, Suite 101, Tempe, Arizona 85281.

(c) The principal business of:

(i)	Western is to hold equity interests in Giant and other entities;

(ii)	Giant is to hold equity interests in WAH and WRSW;

(iii)	WAH is to hold equity interests in WRSW; and

(iv)	WRSW is the refining and marketing of refined products and the operation of retail convenience stores.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule A attached hereto, which amends and supplements, as to the information required by subparagraphs (a), (b), (c) and (f) of this Item, the information contained in Schedule A of the Initial Statement, and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule A as a director or executive officer of Andeavor, TRMC, Tesoro Alaska, General Partner,

Western, Giant, WAH or WRSW has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented as follows:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3:

On October 30, 2017, at the effective time of the Merger (as defined below), WSRW and St. Paul Park Refining Co. LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of Western (“SPPR”), as unitholders of Western Refining Logistics, LP, became unitholders of Common Units of the Issuer when their WNRL Common Units (as defined below) were converted and exchanged into Common Units of the Issuer. Following the Merger (as defined below), WRSW is a limited partner of the Issuer and the record holder of 14,562,110 Common Units of the Issuer. Following the Merger, SPPR is the record holder of 328,750 Common Units of the Issuer. WAH owns approximately 61.3% of the outstanding shares of WRSW, and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is a direct, wholly owned subsidiary of Andeavor. As a result, Andeavor, Western, Giant and WAH may be deemed to beneficially own Common Units through their ownership in WSRW and SPPR.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

On October 30, 2017 (the “Closing Date”) and effective as of 4:01 p.m. Eastern Time, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 13, 2017, by and among the Issuer, General Partner, Western Refining Logistics, LP, a Delaware limited partnership (“WNRL”), Western Refining Logistics GP, LLC, a Delaware limited liability company and the general partner of WNRL (“WNRL GP”), WNRL Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Issuer (“LP Merger Sub”), and WNRL GP Merger Sub LLC, a Delaware limited liability company and wholly-owned-subsidiary of Issuer (“GP Merger Sub”), (1) LP Merger Sub merged with and into WNRL (the “Merger”), with WNRL surviving such Merger as a wholly-owned subsidiary of the Issuer, and (2) GP Merger Sub merged with and into WNRL GP (the “GP Merger”), with WNRL GP surviving as a wholly-owned subsidiary of the Issuer.

Under the terms of the Merger Agreement, at the effective time of the Merger, (i) each common unit representing limited partnership interests in WNRL (each, a “WNRL Common Unit”) issued and outstanding immediately prior to the effective time of the Merger was converted into, and became exchangeable for, 0.5233 of a Common Unit in the Issuer, (ii) each TexNew Mex Unit of WNRL representing limited partner interests in WNRL (each, a “WNRL TexNew Mex Unit”) was converted into a right for Western Refining Southwest, Inc., an Arizona corporation (“Southwest”) to receive a TexNew Mex Unit in the Issuer, a new class of limited partner units in the Issuer with substantially the same powers, preferences and rights to distributions as the WNRL TexNew Mex Units, and (iii) the WNRL incentive distribution rights outstanding immediately prior to the effective time of the Merger and 3,634,473 WNRL Common Units owned by Southwest were cancelled in exchange for the right of Southwest to receive a newly created special limited partner interest in the Issuer and any capital account in WNRL associated with such WNRL incentive distribution rights or such WNRL Common Units immediately prior to the Merger.

Concurrently with the completion of the Merger, and pursuant to the terms of the Sponsor Equity Restructuring Agreement, dated as of August 13, 2017, by and among, the Issuer, Andeavor and TLLP GP (the “Sponsor Equity Restructuring Agreement”), the Issuer’s incentive distribution rights held by TLLP GP were cancelled and the 2% general partner interest in the Issuer held by TLLP GP was converted into a non-economic general partner interest in the Issuer (“GP/IDR Restructuring”). As a result of the GP/IDR Restructuring, TLLP GP received 78,000,000 Common Units of the Issuer.

As contemplated by the Sponsor Equity Restructuring Agreement, simultaneous with the closing of the Merger on the Closing Date, TLLP GP executed and delivered the Second Amended and Restated Agreement of Limited Partnership of the Issuer (the “Second A&R ANDX LP Agreement”) to reflect the GP/IDR Restructuring. The Second A&R ANDX LP Agreement amends and restates the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of April 26, 2011, as amended, in its entirety. The Second A&R ANDX LP Agreement also reflects Andeavor’s agreement to increase existing waivers on distributions to Andeavor and its affiliates by $60 million to an aggregate of $160 million of distribution waivers between 2017 and 2019, consisting of $50 million in distribution waivers in 2017, $60 million in distribution waivers in 2018 and $50 million of distribution waivers in 2019.

The foregoing description of the Merger, the Merger Agreement, the Sponsor Equity Restructuring Agreement and the Second A&R ANDX LP Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4 to the Initial Statement, the Sponsor Equity Restructuring Agreement, a copy of which is filed as Exhibit 6 to the Initial Statement and the Second A&R ANDX LP Agreement, a copy of which is filed as Exhibit 7 hereto, and which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and supplemented by adding the following:

(a) – (b) The aggregate number and percentage of shares of Common Units that may be beneficially owned by the Reporting Persons (on the basis of a total of 216,148,987 Common Units issued and outstanding as of October 30, 2017) are as follows:

Andeavor

(a) Amount beneficially owned: 126,908,584 Common Units

Percentage: 58.7%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 15,620,925 Common Units

ii.	Shared power to vote or to direct the vote: 111,287,659 Common Units

iii.	Sole power to dispose or to direct the disposition of: 15,620,925 Common Units

iv.	Shared power to dispose or to direct the disposition of: 111,287,659 Common Units

Tesoro Refining & Marketing Company LLC

(a) Amount beneficially owned: 8,219,002 Common Units

Percentage: 3.8%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 8,219,002 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 8,219,002 Common Units

Tesoro Alaska Company LLC

(a) Amount beneficially owned: 571,065 Common Units

Percentage: 0.3%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 571,065 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 571,065 Common Units

Tesoro Logistics GP, LLC

(a) Amount beneficially owned: 87,644,050 Common Units

Percentage: 40.6%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 87,644,050 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 87,644,050 Common Units

Western Refining, Inc.

(a) Amount beneficially owned: 14,853,542 Common Units

Percentage: 6.9%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 14,853,542 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 14,853,542 Common Units

Giant Industries, Inc.

(a) Amount beneficially owned: 14,853,542 Common Units

Percentage: 6.9%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 14,853,542 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 14,853,542 Common Units

Western Acquisition Holdings, LLC

(a) Amount beneficially owned: 14,853,542 Common Units

Percentage: 6.9%

(b) Number of shares to which the Reporting Person has:

v.	Sole power to vote or to direct the vote: 0

vi.	Shared power to vote or to direct the vote: 14,853,542 Common Units

vii.	Sole power to dispose or to direct the disposition of: 0

viii.	Shared power to dispose or to direct the disposition of: 14,853,542 Common Units

Western Refining Southwest, Inc.

(a) Amount beneficially owned: 14,853,542 Common Units

Percentage: 6.9%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 14,853,542 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 14,853,542 Common Units

(c) The response in Item 3 is incorporated herein by reference.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

7.	Second Amended and Restated Limited Partnership Agreement of Andeavor Logistics LP, dated October 30, 2017 (incorporated by reference herein to Exhibit 3.1 to ANDX’s Current Report on Form 8-K filed on October 30, 2017).
8.	Joint Filing Agreement, dated as of October 30, 2017, among Andeavor, Tesoro Refining and Marketing Company, Tesoro Alaska Company, Tesoro Logistics GP, LLC, Western Refining, Inc., Giant Industries, Inc., Western Acquisition Holdings, LLC and Western Refining Southwest, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2017

ANDEAVOR

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO ALASKA COMPANY LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO LOGISTICS GP, LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN REFINING, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

GIANT INDUSTRIES, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN ACQUISITION HOLDINGS, LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF WESTERN REFINING, INC.

The business address of each person listed below is c/o Andeavor, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Sole Shareholder of Western Refining, Inc.

Andeavor

Directors:

Name	Present Principal Occupation	Units Held
Blane W. Peery	Vice President and Controller of Andeavor	0
Stephan E. Tompsett	Vice President and Treasurer of Andeavor	0
Elisa D. Watts	Assistant Secretary of Andeavor	0

Executive Officers:

Name	Position at Western Refining, Inc.	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President and General Counsel	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0
Stephen E. Tompsett	Vice President and Treasurer	0
Blane W. Peery	Vice President and Controller	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF GIANT INDUSTRIES, INC.

The business address of each person listed below is c/o Andeavor, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Sole Shareholder of Giant Industries, Inc.:

Western Refining, Inc.

Directors:

Name	Present Principal Occupation	Units Held
Blane W. Peery	Vice President and Controller of Andeavor	0
Stephan E. Tompsett	Vice President and Treasurer of Andeavor	0
Elisa D. Watts	Assistant Secretary of Andeavor	0

Executive Officers:

Name	Position at Giant Industries, Inc.	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President and General Counsel	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0
Stephen E. Tompsett	Vice President and Treasurer	0
Blane W. Peery	Vice President and Controller	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF WESTERN ACQUISITION HOLDINGS, LLC

The business address of each person listed below is c/o Andeavor, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Sole Member of Western Acquisition Holdings, LLC:

Giant Industries, Inc.

Persons Exercising Control of the Sole Member of Western Acquisition Holdings, LLC:

Name	Position at Western Acquisition Holdings, LLC	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President and General Counsel	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0
Stephen E. Tompsett	Vice President and Treasurer	0
Blane W. Peery	Vice President and Controller	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF WESTERN REFINING SOUTHWEST, INC.

The business address of each person listed below is c/o Andeavor , 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Shareholders of Western Refining Southwest, Inc.:

Giant Industries, Inc.

Western Acquisition Holdings, LLC

Directors:

Name	Present Principal Occupation	Units Held
Blane W. Peery	Vice President and Controller of Andeavor	0
Stephan E. Tompsett	Vice President and Treasurer of Andeavor	0
Elisa D. Watts	Assistant Secretary of Andeavor	0

Executive Officers:

Name	Position at Western Refining Southwest, Inc.	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President and General Counsel	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0
Stephen E. Tompsett	Vice President and Treasurer	0
Blane W. Peery	Vice President and Controller	0